March 8, 2019

Glenn P. Sblendorio
Chief Executive Officer
Ophthotech Corporation
One Penn Plaza, 35th Floor
New York, NY 10119

       Re: Ophthotech Corporation
           Registration Statement on Form S-3
           Filed February 28, 2019
           File No. 333-229978

Dear Mr. Sblendorio:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended
       December 31, 2018 and that such report incorporates by reference portions of your definitive proxy statement, which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend your Form 10-K to include the information required by Part III of Form 10-K or file your definitive proxy statement. For guidance, refer to Question 123.01 of the Securities Act Forms
       Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Glenn P. Sblendorio
Ophthotech Corporation
March 8, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Donald Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at
202-551-3469 with any questions.



FirstName LastNameGlenn P. Sblendorio                      Sincerely,
Comapany NameOphthotech Corporation
                                                           Division of
Corporation Finance
March 8, 2019 Page 2                                       Office of Healthcare
& Insurance
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